Exhibit (h)(2)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) effective as of February 25, 2025 by and between the U.S. Monthly Income Fund for Puerto Rico Residents, Inc. (the “Fund”), a corporation created under the laws of the Commonwealth of Puerto Rico (“Puerto Rico”), and UBS Trust Company of Puerto Rico (“UBS TCPR”), a trust company duly organized and having its principal office and principal place of business in Puerto Rico, in its capacity as investment adviser and administrator of the Fund.

WHEREAS, UBS Asset Managers of Puerto Rico, a division of UBS TCPR, has entered into an Investment Advisory Agreement, as amended or restated (the “Advisory Agreement”) with the Fund whereby UBS TCPR provides certain investment advisory services to the Fund;

WHEREAS, UBS TCPR, has entered into an administration agreement with the Fund whereby UBS TCPR provides certain administrative services to the Fund;

WHEREAS, UBS TCPR desires to waive a portion of its advisory fee or reimburse the operating expenses of each share class to ensure that each such share class’s total operating expenses do not exceed the levels described below.

WHEREAS, UBS TCPR understands and intends that the Fund may rely on this Agreement in preparing a supplement or update to its Prospectus and in accruing the expenses of each share class of the Fund for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

NOW, THEREFORE, UBS TCPR agrees to reduce its compensation as set forth in the Advisory Agreement between the Fund and UBS TCPR and to assume all or a portion of the ordinary operating expenses of the Fund, including but not limited to shareholder services, custodial and transfer agency fees, legal, regulatory and accounting fees, printing costs, and registration fees, but excluding distribution and service (12b-1) fees, taxes, leverage, interest, brokerage commissions, dividends or interest expenses on short positions, acquired fund fees and expenses and extraordinary expenses (collectively, the “Other Expenses”) to the extent necessary to maintain the Fund’s total annual fund operating expenses less distribution and service (12b-l) fees, taxes, leverage, interest, brokerage commissions, dividends or interest expenses on short positions, acquired fund fees and expenses and extraordinary expenses (“Net Total Expenses”) at a level which is no greater than 1.00% of the daily gross assets attributable to the Class A Shares of the Fund and 1.00% of the of the daily gross assets attributable to the Class P Shares of the Fund, subject to future reimbursement by the Fund.

UBS TCPR shall be entitled to recoup such amounts at such time as the Net Total Expenses for the Fund fall below the amounts set forth above for the annual period; provided that (i) such recoupment does not cause the Fund’s Net Total Expenses to exceed (A) the expense limitation at the time the fees are waived or (B) the expense limitation in effect at the time of such reimbursement and (ii) the recoupment is made within three (3) years of the date as of which UBS TCPR reduced its compensation and/or assumed the expense.

This Agreement shall be effective through May 1, 2026, and may be renewed for successive one (1) year periods, provided such continuance is approved by a majority of the Directors of the Fund who (i) are not “interested persons” of the Fund or any other party to this Agreement, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Directors”).

Upon termination or expiration of this Agreement, for the avoidance of doubt, UBS TCPR shall be entitled to recoup the amounts set forth above, provided, that, (i) such recoupment does not cause the Fund’s Net Total Expenses to exceed (A) the expense limitation at the time the fees are waived or (B) the expense limitation in effect at the time of such reimbursement and (ii) the recoupment is made within three (3) years of the date as of which UBS TCPR reduced its compensation and/or assumed the expense.

This agreement substitutes and replaces any other agreements relating to advisory fee waivers or reimbursement of the Fund’s operating expenses that may have previously been entered into by the parties, and any such agreements shall herein.

IN WITNESS WHEREOF, the UBS TCPR and the Fund have agreed to this Agreement as of the date first written above.

UBS TRUST COMPANY OF PUERTO RICO

By:	/s/ Alexandre C. Manz
Name:	Alexandre C. Manz
Title:	President

By:	/s/ Claudio D. Ballester
Name:	Claudio D. Ballester
Title:	Executive Director

U.S. MONTHLY INCOME FUND FOR PUERTO RICO RESIDENTS, INC.

By:	/s/ William Rivera
Name:	William Rivera
Title:	First Vice President and Treasurer

By:	/s/ Heydi Cuadrado
Name:	Heydi Cuadrado
Title:	Assistant Vice President